

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-mail
Al Swanson
Senior Vice President and Chief Financial Officer
PAA Natural Gas Storage, L.P.
333 Clay Street
Suite 1500
Houston, Texas 77002

  Re: PAA Natural Gas Storage, L.P.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 2, 2011
    File No. 1-34722

Dear Mr. Swanson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief